Federal Home Loan Bank of Pittsburgh
Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	For the year ended December 31,
(dollars in thousands)	2015	2014	2013	2012	2011
Earnings
Income (loss) before assessments and cumulative effect of change in accounting principle	$256,530	$255,771	$147,875	$129,713	$38,049
Fixed charges	378,462	343,693	402,142	521,341	622,615
Earnings available for fixed charges	634,992	599,464	550,017	651,054	660,664

Fixed charges
Interest expense	377,756	342,986	401,437	520,619	621,916
Interest portion of net rent expense(1)	706	707	705	722	699
Total fixed charges	$378,462	$343,693	$402,142	$521,341	$622,615

Ratio of earnings to fixed charges	1.68	1.74	1.37	1.25	1.06
Notes:
(1) Represents one-third (the proportion deemed representative of the interest portion) of rent expense